Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Fourth Quarter and Full Year ended December 31, 2019

SHENZHEN, China, February 27, 2020—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Temporary Suspension of Operations in Sweden

The Multi Group (“TMG”), a Malta-based subsidiary of the Company, has temporarily suspended its operations in Sweden as TMG did not complete the renewal of its e-Gaming license before it expired. The Company has promptly issued 6-K report on January 13, 2020 and provided information update through 6-K report on February 20, 2020. TMG has submitted all the application materials and is in close communication with Sweden’s eGaming regulatory authority to complete the renewal process as quickly as possible. The Company’s revenues during the first quarter of 2020 have been materially and adversely impacted by the temporary suspension of TMG’s operations in Sweden. Revenue generated by TMG accounted for approximately 89.7% of the Company’s total net revenues during the fiscal year ended December 31, 2019, of which approximately 61.3% was generated from Sweden.

Fourth Quarter 2019 Highlights

•	Net revenues were RMB8.6 million (US$1.2 million), compared with net revenue of RMB9.8 million for the third quarter of 2019, and net revenue of RMB27.2 million for the fourth quarter of 2018.

•

Operating loss was RMB298.7 million (US$42.9 million), compared with operating loss of RMB98.4 million for the third quarter of 2019, and operating loss of RMB95.3 million for the fourth quarter of 2018.

•	Non-GAAP[1] operating loss was RMB60.1 million (US$8.6 million), compared with non-GAAP operating loss of RMB52.3 million for the third quarter of 2019, and non-GAAP operating loss of RMB70.1 million for the fourth quarter of 2018.

•	Net loss attributable to 500.com was RMB307.9 million (US$44.2 million), compared with net loss attributable to 500.com of RMB95.8 million for the third quarter of 2019, and net loss attributable to 500.com of RMB247.7 million for the fourth quarter of 2018.

•

Non-GAAP net loss attributable to 500.com was RMB64.5 million (US$9.3 million), compared with non-GAAP net loss attributable to 500.com of RMB49.7 million for the third quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB93.2 million for the fourth quarter of 2018.

•	Basic and diluted losses per ADS were RMB7.16 (US$1.03).

•	Non-GAAP basic and diluted losses per ADS were RMB1.50 (US$0.22).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of acquired intangible assets, impairment of goodwill, impairment of equity investments and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Full Year 2019 Highlights for Continuing Operations

•	Net revenues were RMB39.7 million (US$5.7 million), compared with net revenues of RMB126.1 million for full year 2018.

•	Operating loss was RMB634.4 million (US$91.1 million), compared with operating loss of RMB344.5 million for full year 2018.

•	Non-GAAP operating loss was RMB243.6 million (US$35.0 million), compared with non-GAAP operating loss of RMB235.9 million for full year 2018.

•	Net loss attributable to 500.com was RMB636.4 million (US$91.4 million), compared with net loss attributable to 500.com of RMB462.9 million for full year 2018.

•	Non-GAAP net loss attributable to 500.com was RMB240.8 million (US$34.6 million), compared with non-GAAP net loss attributable to 500.com of RMB225.0 million for full year 2018.

•	Basic and diluted losses per ADS were RMB14.85 (US$2.13).

•	Non-GAAP basic and diluted losses per ADS were RMB5.62 (US$0.81).

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Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues were RMB8.6 million (US$1.2 million) for the fourth quarter of 2019, representing a decrease of RMB18.6 million or 68.4% from RMB27.2 million for the fourth quarter of 2018 and a decrease of RMB1.2 million or 12.2% from RMB9.8 million for the third quarter of 2019. Net revenues during the fourth quarter of 2019 primarily consisted of RMB8.5 million (EUR1.1 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 98.8% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB13.8 million associated with TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users, and a decrease of RMB4.8 million associated with the ceased operations of sports information services in China in March 2019.

Operating Expenses

Operating expenses were RMB84.1 million (US$12.1 million) for the fourth quarter of 2019, representing a decrease of RMB39.5 million or 32.0% from RMB123.6 million for the fourth quarter of 2018, and an increase of RMB4.9 million or 6.2% from RMB79.2 million for the third quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB10.0 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB8.7 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB7.5 million in expenses for employees, a decrease of RMB4.4 million in consulting expenses, a decrease of RMB3.2 million in travelling expenses, a decrease of RMB3.2 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB2.5 million in lottery insurance costs, a decrease of RMB1.5 million in depreciation and amortization associated with leasehold improvements, a decrease of RMB1.4 million in account handling expenses, a decrease of RMB1.0 million in rental expenses and a decrease of RMB0.8 million in server hosting costs, which were partially offset by an increase of RMB5.9 million in bad debt provision of receivables. The sequential increase was mainly due to an increase of RMB5.7 million in bad debt provision of receivables and an increase of RMB4.7 million in expenses for employees, which were partially offset by a decrease of RMB1.4 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.1 million in lottery insurance costs, a decrease of RMB1.1 million in rental expenses, a decrease of RMB0.7 million in depreciation associated with physical sales terminals and a decrease of RMB0.7 million in regulatory and compliance fees.

Cost of services was RMB12.2 million (US$1.8 million) for the fourth quarter of 2019, representing a decrease of RMB8.4 million or 40.8% from RMB20.6 million for the fourth quarter of 2018, and a decrease of RMB3.9 million or 24.2% from RMB16.1 million for the third quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB3.2 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB2.5 million in lottery insurance costs, a decrease of RMB1.4 million in account handling expenses and a decrease of RMB0.8 million in server hosting costs. The sequential decrease was mainly due to a decrease of RMB1.4 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.1 million in lottery insurance costs, a decrease of RMB0.7 million in regulatory and compliance fees and a decrease of RMB0.7 million in depreciation associated with physical sales terminals.

Sales and marketing expenses were RMB9.1 million (US$1.3 million) for the fourth quarter of 2019, representing a decrease of RMB13.7 million or 60.1% from RMB22.8 million for the fourth quarter of 2018, and a slight increase of RMB0.1 million or 1.1% from RMB9.0 million for the third quarter of 2019. The year-over-year decrease was mainly attributable to a decrease of RMB8.7 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB2.5 million in expenses for employees, a decrease of RMB1.3 million in share-based compensation expenses associated with share options granted to the Company’s employees and a decrease of RMB0.6 million in travelling expenses.

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General and administrative expenses were RMB50.9 million (US$7.3 million) for the fourth quarter of 2019, representing a decrease of RMB13.1 million or 20.5% from RMB64.0 million for the fourth quarter of 2018, and an increase of RMB7.8 million or 18.1% from RMB43.1 million for the third quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB6.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB4.2 million in consulting expenses, a decrease of RMB3.8 million in expenses for employees, a decrease of RMB2.4 million in travelling expenses and a decrease of RMB1.3 million in depreciation and amortization associated with leasehold improvements, which were partially offset by an increase of RMB5.9 million in bad debt provision of receivables. The sequential increase was mainly due to an increase of RMB5.7 million in bad debt provision of receivables and an increase of RMB2.4 million in expenses for employees, which were partially offset by a decrease of RMB0.5 million in rental expenses.

Service development expenses were RMB11.9 million (US$1.7 million) for the fourth quarter of 2019, representing a decrease of RMB4.2 million or 26.1% from RMB16.1 million for the fourth quarter of 2018, and a slight increase of RMB0.8 million or 7.2% from RMB11.1 million for the third quarter of 2019. The year-over-year decrease was mainly due to a decrease of RMB2.2 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB1.2 million in expenses for employees and a decrease of RMB0.6 million in rental expenses. The sequential increase was mainly due to an increase of RMB1.7 million in expenses for employees, which was partially offset by a decrease of RMB0.6 million in rental expenses.

Impairments of Goodwill and Acquired Intangible assets

The impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by the TMG's temporary suspension of operations in Sweden.

Impairment of goodwill was RMB41.6 million (US$6.0 million) for the fourth quarter of 2019. Impairment of goodwill was RMB30.9 million for the third quarter of 2019 and there was no impairment of goodwill for the fourth quarter of 2018.

Impairment of acquired intangible assets was RMB181.8 million (US$26.1 million) for the fourth quarter of 2019. There was no impairment of acquired intangible assets for the fourth quarter of 2018 and for the third quarter of 2019.

Operating Loss

Operating loss was RMB298.7 million (US$42.9 million) for the fourth quarter of 2019, compared with operating loss of RMB95.3 million for the fourth quarter of 2018, and operating loss of RMB98.4 million for the third quarter of 2019. The year-over-year increase was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets and an impairment provision of RMB41.6 million provided for goodwill during the fourth quarter of 2019, while no such impairment provision was recorded for the fourth quarter of 2018. The sequential increase was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets and an impairment provision of RMB41.6 million provided for goodwill during the fourth quarter of 2019, compared with an impairment provision of RMB30.9 million provided for goodwill during the third quarter of 2019.

Non-GAAP operating loss was RMB60.1 million (US$8.6 million) for the fourth quarter of 2019, compared with non-GAAP operating loss of RMB70.1 million for the fourth quarter of 2018, and non-GAAP operating loss of RMB52.3 million for the third quarter of 2019.

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Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB307.9 million (US$44.2 million) for the fourth quarter of 2019, compared with net loss attributable to 500.com of RMB247.7 million for the fourth quarter of 2018, and net loss attributable to 500.com of RMB95.8 million for the third quarter of 2019. The year-over-year increase was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets, an impairment provision of RMB41.6 million provided for goodwill and an impairment provision of RMB12.4 million provided for long-term investment during the fourth quarter of 2019, compared with an impairment provision of RMB149.9 million provided for long-term investment during the fourth quarter of 2018, a decrease of RMB18.6 million in revenue, which was partially offset by a decrease in operating expenses of RMB39.5 million. The sequential increase was mainly due to an impairment provision of RMB181.8 million provided for acquired intangible assets and an impairment provision of RMB41.6 million provided for goodwill during the fourth quarter of 2019, compared with an impairment provision of RMB30.9 million provided for goodwill during the third quarter of 2019, and an impairment provision of RMB12.4 million provided for long-term investment during the fourth quarter of 2019, while no such impairment provision provided for the third quarter of 2019.

Non-GAAP net loss attributable to 500.com was RMB64.5 million (US$9.3 million) for the fourth quarter of 2019, compared with non-GAAP net loss attributable to 500.com of RMB93.2 million for the fourth quarter of 2018, and non-GAAP net loss attributable to 500.com of RMB49.7 million for the third quarter of 2019.

Full Year 2019 Financial Results for Continuing Operations

Net revenues for full year 2019 were RMB39.7 million (US$5.7 million), representing a decrease of RMB 86.4 million or 68.5% from RMB126.1 million for full year 2018. The year-over-year decrease was mainly attributable to TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease of users, and the ceased operation of sports information services in China in March 2019.

Operating loss for full year 2019 was RMB634.4 million (US$91.1 million), including the impairment of acquired intangible assets of RMB181.8 million and the impairment of goodwill of RMB129.8 million, representing an increase of RMB289.9 million or 84.2% from RMB344.5 million for full year 2018.

Non-GAAP operating loss for full year 2019 was RMB243.6 million (US$35.0 million), representing an increase of RMB7.7 million or 3.3% from RMB235.9 million for full year 2018.

Net loss attributable to 500.com for full year 2019 was RMB636.4 million (US$91.4 million), representing an increase of RMB173.5 million or 37.5% from RMB462.9 million for full year 2018.

Non-GAAP net loss attributable to 500.com for full year 2019 was RMB240.8 million (US$34.6 million), representing an increase of RMB15.8 million or 7.0% from RMB225.0 million for full year 2018.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of December 31, 2019, the Company had cash and cash equivalents of RMB361.5 million (US$51.9 million), restricted cash2 of RMB4.3 million (US$0.6 million) and time deposits3 of RMB23.8 million (US$3.4 million), compared with cash and cash equivalents of RMB242.7 million, restricted cash of RMB4.2 million and time deposits of RMB165.4 million as of September 30, 2019.

Prepayments and Other Current Assets

As of December 31, 2019, the balance of prepayment and other current assets was RMB38.7 million (US$5.6 million), compared with RMB53.5 million as of September 30, 2019. The balance as of December 31, 2019 mainly included: (i) the current portion of deferred expenses of RMB2.7 million (US$0.4 million); (ii) receivables from third party payment providers of RMB5.2 million (US$0.7 million); (iii) deposit receivables of RMB1.2 million (US$0.2 million); (iv) receivables of consideration from disposal of subsidiaries of RMB4.3 million (US$0.6 million); (v) deductible value added input tax of RMB11.6 million (US$1.7 million); and (vi) other receivables of RMB13.7 million (US$2.0 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in Sata bank in Malta yet to be withdrawn.

3Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9618 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.7181 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2019.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited Condensed Consolidated Balance Sheets (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	435,133	361,520	51,929
Restricted cash	1,254	4,276	614
Time deposits	-	23,849	3,426
Short-term investments	100,000	-	-
Amounts due from related parties	-	10,401	1,494
Prepayments and other current assets	65,198	38,671	5,555
Total current assets	601,585	438,717	63,018

Non-current assets:
Property and equipment, net	97,195	64,112	9,209
Intangible assets, net	214,962	4,505	647
Deposits	5,152	5,381	773
Long-term investments	194,375	163,546	23,492
Right-of-use assets		36,607	5,258
Other non-current assets	3,563	1,894	272
Goodwill	129,752	-	-
Total non-current assets	644,999	276,045	39,651

TOTAL ASSETS	1,246,584	714,762	102,669

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	9,779	6,879	988
Accrued expenses and other current liabilities	88,149	51,398	7,383
Income tax payable	1,766	2,213	318
Operating lease liabilities - current	-	16,672	2,395
Total current liabilities	99,694	77,162	11,084

Non-current liabilities:
Long-term payables	4,196	2,965	426
Deferred tax liabilities	7,744	59	8
Operating lease liabilities - non-current	-	31,675	4,550
Total non-current liabilities	11,940	34,699	4,984

TOTAL LIABILITIES	111,634	111,861	16,068

Redeemable noncontrolling interest	29,388	29,388	4,221

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2018 and December 31, 2019; 350,804,532 and 420,001,792 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively	121	145	21
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2018 and December 31, 2019; 74,400,299 and 10,000,099 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively	28	6	1
Additional paid-in capital	2,431,924	2,532,754	363,807
Treasury shares	(143,780)	(143,780)	(20,653)
Accumulated deficit	(1,309,424)	(1,945,814)	(279,499)
Accumulated other comprehensive income	137,736	144,263	20,722
Total 500.com Limited shareholders’ equity	1,116,605	587,574	84,399
Noncontrolling interests	(11,043)	(14,061)	(2,019)
Total shareholders' equity	1,105,562	573,513	82,380

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	1,246,584	714,762	102,669

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500.com Limited Condensed Consolidated Statements of Comprehensive Loss (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	27,160	9,763	8,585	1,233	126,089	39,688	5,701

Operating costs and expenses:
Cost of services	(20,590)	(16,096)	(12,214)	(1,754)	(80,017)	(59,410)	(8,534)
Sales and marketing expenses	(22,846)	(8,980)	(9,133)	(1,312)	(92,465)	(42,445)	(6,097)
General and administrative expenses	(64,005)	(43,080)	(50,870)	(7,307)	(251,384)	(215,367)	(30,936)
Service development expenses	(16,135)	(11,072)	(11,930)	(1,714)	(61,909)	(48,614)	(6,983)
Total operating expenses	(123,576)	(79,228)	(84,147)	(12,087)	(485,775)	(365,836)	(52,550)
Other operating income	2,044	1,233	840	121	12,638	6,788	975
Government grant	3,537	264	218	31	7,620	3,504	503
Other operating expenses	(4,460)	465	(739)	(106)	(5,060)	(6,994)	(1,005)
Impairment of intangible assets	-	-	(181,845)	(26,120)	-	(181,845)	(26,120)
Impairment of goodwill	-	(30,916)	(41,618)	(5,978)	-	(129,752)	(18,638)
Operating loss from continuing operations	(95,295)	(98,419)	(298,706)	(42,906)	(344,488)	(634,447)	(91,134)
Other income (expenses), net	3	(1)	66	9	(43)	454	65
Interest income	3,719	3,289	3,042	437	15,308	13,448	1,932
Loss from equity method investments	(6,300)	(699)	(6,495)	(933)	(15,025)	(14,105)	(2,026)
Impairment of equity method investments	(149,896)	-	(12,400)	(1,781)	(149,896)	(12,400)	(1,781)
Gain from disposal of a subsidiary	290	-	-	-	2,805	-	-
Loss before income tax	(247,479)	(95,830)	(314,493)	(45,174)	(491,339)	(647,050)	(92,944)
Income tax (expense) benefit	(2,719)	230	6,972	1,001	19,602	7,642	1,098
Net loss from continuing operations	(250,198)	(95,600)	(307,521)	(44,173)	(471,737)	(639,408)	(91,846)

Income from discontinued operations , net of applicable income taxes	-	-	-	-	2,183	-	-
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	-	-	10,160	-	-
Net income from discontinued operations, net of applicable income taxes	-	-	-	-	12,343	-	-
Net loss	(250,198)	(95,600)	(307,521)	(44,173)	(459,394)	(639,408)	(91,846)
Less: Net (loss) income attributable to noncontrolling interest and Redeemable noncontrollling interest from continuing operations	(2,472)	189	347	50	(8,820)	(3,018)	(434)
Less: Net income attributable to noncontrolling interest from discontinued operations	-	-	-	-	1,099	-	-
Net (loss) income attributable to noncontrolling interests	(1,472)	189	347	50	(4,486)	(3,018)	(434)
Net loss attributable to Redeemable noncontrolling interests	(1,000)	-	-	-	(3,235)	-	-
Net loss attributable to 500.com Limited	(247,726)	(95,789)	(307,868)	(44,223)	(451,673)	(636,390)	(91,412)
Other comprehensive loss
Foreign currency translation (loss) gain	(16,701)	10,195	(2,658)	(382)	23,023	6,527	938
Other comprehensive (loss) income, net of tax	(16,701)	10,195	(2,658)	(382)	23,023	6,527	938
Comprehensive loss	(266,899)	(85,405)	(310,179)	(44,555)	(436,371)	(632,881)	(90,908)
Less: Comprehensive (loss) income attributable to noncontrolling interests and Redeemable nontrolling interest	(647)	189	347	50	(6,383)	(3,018)	(434)
Comprehensive loss attributable to 500.com Limited	(266,252)	(85,594)	(310,526)	(44,605)	(429,988)	(629,863)	(90,474)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	425,007,005	429,912,365	429,982,761	429,982,761	418,911,292	428,586,305	428,586,305
Diluted	425,007,005	429,912,365	429,982,761	429,982,761	418,911,292	428,586,305	428,586,305

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(0.61)	(0.22)	(0.72)	(0.10)	(1.13)	(1.48)	(0.21)
Net income from discontinued operations	-	-	-	-	0.03	-	-
Net loss	(0.61)	(0.22)	(0.72)	(0.10)	(1.10)	(1.48)	(0.21)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss from continuing operations	(6.05)	(2.23)	(7.16)	(1.03)	(11.28)	(14.85)	(2.13)
Net income from discontinued operations	-	-	-	-	0.27	-	-
Net loss	(6.05)	(2.23)	(7.16)	(1.03)	(11.01)	(14.85)	(2.13)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Operating loss from continuing operations	(95,295)	(98,419)	(298,706)	(42,906)	(344,488)	(634,447)	(91,134)
Adjustment for share-based compensation expenses	25,209	15,175	15,181	2,181	108,628	79,275	11,387
Adjustment for Impairment of intangible assets.		-	181,845	26,120	-	181,845	26,120
Adjustment for impairment of goodwill		30,916	41,618	5,978	-	129,752	18,638
Adjusted operating loss from continuing operations (non-GAAP)	(70,086)	(52,328)	(60,062)	(8,627)	(235,860)	(243,575)	(34,989)

Net loss attributable to 500.com Limited from continuing operations	(247,726)	(95,789)	(307,868)	(44,223)	(462,917)	(636,390)	(91,412)
Net income attributable to 500.com Limited from discontinued operations	-	-	-	-	11,244	-	-
Net loss attributable to 500.com Limited	(247,726)	(95,789)	(307,868)	(44,223)	(451,673)	(636,390)	(91,412)
Adjustment for share-based compensation expenses	25,209	15,175	15,181	2,181	108,628	79,275	11,387
Adjustment for Impairment of intangible assets.	-	-	181,845	26,120	-	181,845	26,120
Adjustment for impairment of goodwill	-	30,916	41,618	5,978	-	129,752	18,638
Adjustment for Impairment of equity investments	149,896	-	12,400	1,781	149,896	12,400	1,781
Adjustment for deferred tax benefit relating to valuation allowance	(20,617)	-	(7,669)	(1,102)	(20,617)	(7,669)	(1,102)
Adjusted net loss attributable to 500.com Limited from continuing operations (non-GAAP)	(93,238)	(49,698)	(64,493)	(9,265)	(225,010)	(240,787)	(34,588)
Adjusted net income attributable to 500.com Limited from discontinued operations (non-GAAP)	-	-	-	-	11,244	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(93,238)	(49,698)	(64,493)	(9,265)	(213,766)	(240,787)	(34,588)

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(0.22)	(0.12)	(0.15)	(0.02)	(0.54)	(0.56)	(0.08)
Net income from discontinued operations (non-GAAP)	-	-	-	-	0.03	-	-
Net loss (non-GAAP)	(0.22)	(0.12)	(0.15)	(0.02)	(0.51)	(0.56)	(0.08)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss from continuing operations (non-GAAP)	(2.19)	(1.16)	(1.50)	(0.22)	(5.37)	(5.62)	(0.81)
Net income from discontinued operations (non-GAAP)	-	-	-	-	0.27	-	-
Net loss (non-GAAP)	(2.19)	(1.16)	(1.50)	(0.22)	(5.10)	(5.62)	(0.81)

Basic	425,007,005	429,912,365	429,982,761	429,982,761	418,911,292	428,586,305	428,586,305
Diluted	425,007,005	429,912,365	429,982,761	429,982,761	418,911,292	428,586,305	428,586,305

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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